UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     Washington,  D.C.  20549

     SCHEDULE  13D

     Under  the  Securities  Exchange  Act  of  1934
     (Amendment  No.  2)

     CELLULAR  COMMUNICATIONS,  INC.
     (Name  of  Issuer)

     Common
     (Title  of  Class  of  Securities)

     150918100
     (CUSIP  Number)

Dawson-Samberg Capital Management, Inc., 354 Pequot Ave., Southport CT  06490
 203/254-0091
     (Name,  Address  and  Telephone  Number  of  Person
     Authorized  to  Receive  Notices  and  Communications)

     November  21,  1996
     (Date  of  Event  which  Requires
     Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with this statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1          Name  of  Reporting  Person DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.

     IRS  Identification  No.  of  Above  Person  06-1033494
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  00

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  0

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  0

     10          Shared  Dispositive  Power

11          Aggregate  Amount  Beneficially  Owned  by Each Reporting Person 0

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  0

14          Type  of  Reporting  Person  IA

1          Name  of  Reporting  Person  PEQUOT  GENERAL  PARTNERS

     IRS  Identification  No.  of  Above  Person  06-1321556
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  0

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  0

     10          Shared  Dispositive  Power

11          Aggregate  Amount  Beneficially  Owned  by Each Reporting Person 0

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  0

14          Type  of  Reporting  Person  PN

1          Name  of  Reporting  Person  DS  INTERNATIONAL  PARTNERS,  L.P.

     IRS  Identification  No.  of  Above  Person  06-1324895
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7     Sole Voting Power
                                   0

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power      0

     10          Shared  Dispositive  Power

11          Aggregate  Amount  Beneficially  Owned  by Each Reporting Person 0

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  0

14          Type  of  Reporting  Person  PN


1          Name  of  Reporting  Person  PEQUOT  ENDOWMENT  PARTNERS,  L.P.

     IRS  Identification  No.  of  Above  Person  06-1383498
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7          Sole  Voting  Power  0

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power

     9          Sole  Dispositive  Power  0

     10          Shared  Dispositive  Power

11          Aggregate  Amount  Beneficially  Owned  by Each Reporting Person 0

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  0

14          Type  of  Reporting  Person  PN


     This Amendment No. 2 relates to the Common Stock, $.01 par value, (the "Shares") of Cellular Communications International, Inc., (the "Company" or "CCIL"), a Delaware corporation.


ITEM  1.    SECURITY  AND  ISSUER

     No  Change


ITEM  2.    IDENTITY  AND  BACKGROUND


          This statement is being filed on behalf of Dawson-Samberg Capital Management, Inc. ("Dawson-Samberg"), a Connecticut corporation, Pequot General Partners, a Connecticut partnership, Pequot Endowment Partners, L.P., a Delaware partnership and DS International Partners, L.P., a Delaware partnership (collectively, the "Reporting Persons"). The principal business of Dawson-Samberg, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The principal shareholders at Dawson-Samberg are Messrs. Jonathan
T. Dawson and Arthur J. Samberg. The sole business of Pequot General Partners is to serve as the general partner of Pequot Partners Fund, L.P. ("Pequot"), a limited partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of Pequot General Partners. The sole business of Pequot Endowment Partners, L.P. is to serve as the investment manager of Pequot Endowment Fund,L.P. ("Pequot Endowment"), a partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of Pequot Endowment Partners. The sole business of DS International Partners, L.P. is to serve as the investment manager of Pequot International Fund, Inc. ("Pequot International") a corporation formed under the laws of British Virgin Islands to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of DS International Partners, L.P. The business address of the Reporting Persons is 354 Pequot Avenue, Southport, CT 06490.

     None of the Reporting Persons, their respective General Partners, officers, directors or controlling persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors

     None  of    the  Reporting  Persons,  their  respective General Partners, officers, directors or controlling persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     No  Change

ITEM  4.    PURPOSE  OF  TRANSACTION

     No  Change

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

          As of the date hereof, the Reporting Persons do not beneficially own any Shares. A description of the transactions of the Reporting Persons in the Shares that were effected during the past 60 days is set forth on Exhibit B. The Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock on November 21, 1996.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None


ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

          A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.

          In accordance with Rule 101(a)(2)(ii) of Regulation S-T, attached hereto as Exhibit C is the text of the Schedule 13D--Amendment No. 1 that was filed by the Reporting Persons with the Commission on February 17, 1995, and Exhibit D is the text of the original Schedule 13D that was filed with the Commission on December 19, 1994.

          After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


November  26,  1996


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  President

Pequot  General  Partners


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


DS  International  Partners,  L.P.


By:  /s/  Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner



Pequot  Endowment  Partners,  L.P.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner

     EXHIBIT  A

     AGREEMENT

          The undersigned agree that this Amendment Number 1 to Schedule 13D dated November 26, 1996 relating to the Shares of Cellular Communications International, Inc. shall be filed on behalf of the undersigned.

Dawson-Samberg  Capital  Management,  Inc.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  President



Pequot  General  Partners

By:/s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner



DS  International  Partners,  L.P.


By:/s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner


Pequot  Endowment  Partners,  L.P.


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  General  Partner




     EXHIBIT  B  -  Schedule  13D  Amendment  No.  2


     CELLULAR  COMMUNICATIONS  INT'L,  INC.
     SCHEDULE  13D

 COMMON  STOCK,  $  .01  PAR  VALUE
 CUSIP  #    150918100





                                       PEQUOT       PEQUOT          PEQUOT                    DAWSON
                                       PARTNERS     INTERNATIONAL   ENDOWMENT    SOUTHPORT    SAMBERG
                # OF SHARES            FUND, L.P.   FUND, LTD.      FUND, L.P.   MGMT , LP    CAPITAL MGMT
TRADE           PURCHASED              TAX I.D. #   TAX I.D. #      TAX I.D. #   TAX I.D. #   TAX I.D. #
DATE                  (SOLD)  PRICE    22-2741859   FOREIGN CORP.   06-1388800   06-6243396     06-1033494
--------------  ------------  -------  -----------  --------------  -----------  -----------  -------------
TOTAL SHARES @
07/24/96            549,350               231,600         215,100           50       33,000         69,600
                ------------           -----------  --------------  -----------  -----------  -------------

11/21/96           (549,350)  26.2500    (231,600)       (215,100)         (50)     (33,000)       (69,600)
                ------------           -----------  --------------  -----------  -----------  -------------

TOTAL SHARES @
11/21/96                  0                     0               0            0            0              0
                ============           ===========  ==============  ===========  ===========  =============




                              EXHIBIT  C

  THIS DOCUMENT IS A COPY OF SCHEDULE 13D --AMENDMENT No. 1 THAT WAS FILED ON
                                   2/17/95



ITEM  1.    SECURITY  AND  ISSUER

          On December 19, 1994, the Reporting Persons filed a Schedule 13D relative to their holdings of 5.11% of the Common Stock of Cellular Communications International ("CCIL"), a Delaware corporation. This Amendment Number 1 sets forth changes in the information previously filed. Each item with any change has been set forth herein in full.

ITEM  2.    IDENTITY  AND    BACKGROUND

          This statement is being filed on behalf of Dawson-Samberg Capital Management, Inc. ("Dawson-Samberg"), a Connecticut corporation, Pequot General Partners, a Connecticut partnership and DS International Partners, L.P., a Delaware partnership (collectively, the "Reporting Persons"). The principal business of Dawson-Samberg, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The principal shareholders at Dawson-Samberg are Messrs. Jonathan T. Dawson and Arthur J. Samberg. The sole business of Pequot General Partners is to serve as the general partner of Pequot Partners Fund, L.P. ("Pequot"), a limited partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of Pequot General Partners. The sole business of DS International Partners, L.P. is to serve as the investment manager of Pequot International Fund, Inc. ("Pequot International") a
corporation formed under the laws of British Virgin Islands to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of DS International Partners, L.P. The business address of the Reporting Persons is 354 Pequot Avenue, Southport, CT 06490.

     None of the Reporting Persons, their respective General Partners, officers, directors or controlling persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors

     None  of    the  Reporting  Persons,  their  respective General Partners, officers, directors or controlling persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     As of the date hereof, the Reporting Persons beneficially own in the aggregate 639,750 Shares. Of the 639,750 Shares, 201,600 are owned by Pequot, 244,250 shares are held in managed accounts for which Dawson-Samberg acts as investment adviser, and 193,700 shares are owned by Pequot International. The 639,750 Shares were purchased in open market transactions at an aggregate cost of $20,812,664. The funds for the purchase of Shares held by Pequot and Pequot International were obtained from the contributions of their various partners/shareholders. The funds for the acquisition of the Shares held by the managed accounts came from their own funds.

ITEM  4.    PURPOSE  OF  TRANSACTION

     The acquisition of Shares described herein were made for investment purposes.


ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

     (a)    (b)    (c)          As  of  the date hereof, the Reporting Persons
beneficially own in the aggregate 639,750 Shares. These Shares represent approximately 6.30% of the 10,147,237 Shares believed to be outstanding. Dawson-Samberg has the sole power to vote, direct the vote, dispose and direct the disposition of the 244,250 Shares held in the managed accounts. Pequot General Partners has the sole power to vote, direct the vote, dispose and
direct  the  disposition  of  the  201,600  Shares  owned  by  Pequot.    DS
International Partners, L.P. has the sole power to vote, direct the vote, dispose and direct the disposition of the 193,700 Shares owned by Pequot International. A description of the transactions of the Reporting Persons in the Shares that were effected during the past 60 days is set forth below:


Trade  Date                    Number  of  Shares              Price Per Share

12/12/94                              6,000                             $41.96
12/13/94                              7,500                              41.50
12/30/94                              7,500                              43.50
01/05/95                          25,000                                 44.22
01/06/95                          25,000                                 48.72
01/09/95                          10,000                                 48.03
01/10/95                              5,000                              48.50
01/11/95                          15,000                                 46.50
01/12/95                          10,000                                 46.13


     (d)    Not  Applicable

     (e)    Not  Applicable

ITEM  6.    CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS WITH
RESPECT  TO  SECURITIES  OF  THE          ISSUER

            None


ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

          A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/Judith  A.  Mack
   Arthur  J.  Samberg,  President
By:    Judith  A.  Mack,  Attorney-in-Fact


Pequot  General  Partners

By:  /s/Judith  A.  Mack
   Arthur  J.  Samberg,  General  Partner
By:    Judith  A.  Mack,  Attorney-in-Fact


DS  International  Partners,  L.P.

By:  /s/Judith  A.  Mack
   Arthur  J.  Samberg,  General  Partner
By:    Judith  A.  Mack,  Attorney-in-Fact

     EXHIBIT  A

     AGREEMENT

          The undersigned agree that this Amendment Number 1 to Schedule 13D dated February 17, 1995 relating to the Shares of Cellular Communications International, Inc. shall be filed on behalf of the undersigned.

Dawson-Samberg  Capital  Management,  Inc.

By:  /s/Judith  A.  Mack
   Arthur  J.  Samberg,  President
By:    Judith  A.  Mack,  Attorney-in-Fact


Pequot  General  Partners

By:  /s/Judith  A.  Mack
   Arthur  J.  Samberg,  General  Partner
By:    Judith  A.  Mack,  Attorney-in-Fact


DS  International  Partners,  L.P.

By:  /s/Judith  A.  Mack
   Arthur  J.  Samberg,  General  Partner
By:    Judith  A.  Mack,  Attorney-in-Fact

                              EXHIBIT  D

    THIS DOCUMENT IS A COPY OF THE ORIGINAL SCHEDULE 13D THAT WAS FILED ON
                                   12/19/94



ITEM  1.    SECURITY  AND  ISSUER

          This statement relates to the Common Stock, par value .01, (the "Shares"), of Cellular Communications International, Inc. ("CCIL"), a Delaware
corporation.    CCIL's  principal executive office is located at 150 East 58th
Street,  New  York,  NY  10155.

 ITEM  2.    IDENTITY  AND    BACKGROUND

          This statement is being filed on behalf of Dawson-Samberg Capital Management, Inc. ("Dawson-Samberg"), a Connecticut corporation, Pequot General Partners, a Connecticut partnership and DS International Partners, L.P., a Delaware partnership (collectively, the "Reporting Persons"). The principal business of Dawson-Samberg, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The principal shareholders at Dawson-Samberg are Messrs. Jonathan T. Dawson and Arthur J. Samberg. The sole business of Pequot General Partners is to serve as the general partner of Pequot Partners Fund, L.P. ("Pequot"), a limited partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of Pequot General Partners. The sole business of DS International Partners, L.P. is to serve as the investment manager of Pequot International Fund, Inc. ("Pequot International") a
corporation formed under the laws of British Virgin Islands to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are general partners of DS International Partners, L.P. The business address of the Reporting Persons is 354 Pequot Avenue, Southport, CT 06490.

     None of the Reporting Persons, their respective General Partners, officers, directors or controlling persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors

     None  of    the  Reporting  Persons,  their  respective General Partners, officers, directors or controlling persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     As of the date hereof, the Reporting Persons beneficially own in the aggregate 518,450 Shares. Of the 518,450 Shares, 165,200 shares are owned by Pequot, 198,150 shares are held in managed accounts for which Dawson-Samberg acts as investment adviser, and 155,100 shares are owned by Pequot International. The 518,450 Shares were purchased in open market transactions at an aggregate cost of $15,273,575. The funds for the purchase of Shares held by Pequot and Pequot International were obtained from the contributions of their various partners/shareholders. The funds for the acquisition of the Shares held by the managed accounts came from their own funds.

ITEM  4.    PURPOSE  OF  TRANSACTION

     The acquisition of Shares described herein were made for investment purposes.


ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

     (a)    Not  Applicable

     (b)    Not  Applicable

     (c) As of the date hereof, the Reporting Persons beneficially own in the aggregate 518,450 Shares. These Shares represent approximately 5.11% of the 10,147,237 Shares believed to be outstanding. Dawson-Samberg has the sole power to vote, direct the vote, dispose and direct the disposition of the 198,150 Shares held in the managed accounts. Pequot General Partners has the sole power to vote, direct the vote, dispose and direct the disposition of the 165,200 Shares owned by Pequot. DS International Partners, L.P. has the sole power to vote, direct the vote, dispose and direct the disposition of the 155,100 Shares owned by Pequot International. A description of the transactions of the Reporting Persons in the Shares that were effected during the past 60 days is set forth below:


Trade  Date                    Number  of  Shares              Price Per Share

11/30/94                          36,300                              $42.63
12/01/94                              9,700                              42.21
12/01/94  Sale                            (2,200)                        42.50
12/02/94                          20,000                                 43.25
12/05/94                              7,500                              43.46
12/06/94                          10,000                                 42.63
12/07/94                              5,000                              42.00
12/08/94                          10,300                                 42.18
12/09/94                          15,000                                 42.19

     (d)    Not  Applicable

     (e)    Not  Applicable


ITEM  6.    CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS WITH
RESPECT  TO  SECURITIES  OF  THE          ISSUER

            None


ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

          A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Judith  A.  Mack
   Arthur  J.  Samberg,  President
By:    Judith  A.  Mack,  Attorney-in-Fact

     EXHIBIT  A

     AGREEMENT

          The undersigned agree that this Schedule 13D dated December 19, 1994 relating to the Shares of Cellular Communications International, Inc. shall be filed on behalf of the undersigned.



Dawson-Samberg  Capital  Management,  Inc.


By:  /s/    Judith  A.  Mack
   Arthur  J.  Samberg,  President
  By:    Judith  A.  Mack  ,  Attorney-in-Fact


Pequot  General  Partners

By:/s/    Judith  A.  Mack
   Arthur  J.  Samberg,  General  Partner
By:    Judith  A.  Mack  ,  Attorney-in-Fact




DS  International  Partners,  L.P.


By:/s/    Judith  A.  Mack
   Arthur  J.  Samberg,  General  Partner
By:    Judith  A.  Mack  ,  Attorney-in-Fact